UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Application of Northeast           )
Utilities, Western Massachusetts   )
Electric Company, The Quinnehtuk   )
Company, Northeast Utilities       )
Service Company, The Connecticut   )
Light and Power Company, Northeast )
Nuclear Energy Company, The Rocky  )
River Realty Company, Public       )
Service Company of New Hampshire,  )    CERTIFICATE PURSUANT TO
North Atlantic Energy Company and  )    RULE 24 UNDER THE PUBLIC
North Atlantic Energy Service      )    UTILITY HOLDING COMPANY ACT
Company on Form U-1                )    OF 1935
(File No. 70-8825)                 )

     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities (NU), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing acquisition of nonutility subsidiaries (HCAR. No. 26554; August 13, 1996, File No. 70-8825)(Order).

     For the fourth quarter ended December 31, 1996, the activities to be reported pursuant to the Order are as follows:

1)   The number of employees assigned to NUSCO Energy Partners, Inc. are:

     3 employees - Northeast Utilities Service Company
     4 employees - Public Service of New Hampshire Company

2) The services provided to NUSCO Energy Partners, Inc. for the fourth quarter are as follows:

 Provided by Northeast Utilities Service Company:
                                   Thousands
                                    of dollars
          Marketing services            $339
          Customer billing
           system development             61
          Miscellaneous                    4
                                        -----
             Total                      $404
                                        ======
    Provided by Public Service of New Hampshire:
          Marketing services            $325
          Customer billing
            services                      19
          Miscellaneous                    7
                                        -----
             Total                      $351
                                        =====








3)   Balance Sheet, Income Statement, and Statement of Cash Flow
NUSCO ENERGY PARTNERS, INC.
BALANCE SHEET
(Unaudited)

December 31, 1996*

                                             Thousands
                                             of Dollars
                                             ----------
ASSETS
------
Current Assets:
  Receivables, net                          $      126
  Taxes receivable from affiliated
companies                                          229
Other                                                2
                                              -----------
                                                   357
                                              -----------
       Total Assets                         $     $357
                                              ===========

CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common shareholders' equity:
   Common shares                            $     -
   Capital surplus, paid in                          1
   Retained earnings                              (413)
                                            -----------
    Total capitalization                          (412)
                                            -----------
Current Liabilities:
  Accounts payable                                   7
  Accounts payable to affiliated companies         762
                                            -----------
                                                   769
                                            -----------

    Total Capitalization and Liabilities    $     $357
                                            ===========
*NUSCO Energy Partners, Inc. commenced operations on
October 7, 1996.

















NUSCO ENERGY PARTNERS, INC.
INCOME STATEMENT
(Unaudited)
                                     Fourth quarter
                                        Ended
                                     December 31,
                                        1996*
                                    -------------
                                     (Thousands
                                     of Dollars)

Operating Revenues                  $        578 **
                                    -------------
Operating Expenses:
  Operation
      Purchased power - energy               487
  Purchased power - capacity                  99
  Other                                      633
  Federal and state income taxes            (229)
  Taxes other than income taxes                2
                                    -------------
       Total operating expenses              992
                                    -------------
Operating Loss                              (414)

Other Income                                   1
                                    -------------
Net Loss                            $       (413)
                                    =============
*NUSCO Energy Partners, Inc. commenced operations on
October 7, 1996.
**Operating Revenues were adjusted in the first quarter of 1997 by $110,000 resulting in a total related to the reporting period of $688,000.





























NUSCO ENERGY PARTNERS, INC.
STATEMENT OF CASH FLOWS
(Unaudited)
                                             Fourth quarter
                                                Ended
                                             December 31,
                                                1996*
                                            -------------
                                             (Thousands
                                             of Dollars)

Operating Activities:
Net Loss                                    $   (413)
Adjustments to reconcile to net cash
  from operating activities:
  Other sources of cash                            1
Changes in working capital:
  Receivables and accrued revenues              (355)
  Accounts payable                               769
  Other working capital (excludes cash)           (2)
                                            -------------
Net cash flows from operating activities           0

Financing Activities:
  Common shares                                    0
                                            -------------
Net cash flows from financing activities           0

Net increase (decrease) in cash                    0
Cash - beginning of period                         0
                                            -------------
Cash - end of period                        $      0
                                            =============

*NUSCO Energy Partners, Inc. commenced operations on
October 7, 1996.


























4)   Number of kilowatt hours marketed or sold at retail by customer class

NUSCO ENERGY PARTNERS, INC.
KWHS SOLD AT RETAIL
(Unaudited)
                                       Fourth quarter
                                          Ended
                                       December 31,
                                          1996*
                                       ------------
                                       (Thousands
                                         of KWHs)

Residential                                  8,171
Commercial                                  13,605
Industrial                                   1,458
                                       ------------
                                            23,234
                                       ============


*NUSCO Energy Partners, Inc. commenced operations on
October 7, 1996.



     Pursuant to the Supplemental Order Authorizing Expansion of Marketing Activities of Nonutility Subsidiaries (HCAR. No. 26592; October 11, 1996, File No. 70-8825)(Supplemental Order).

     For the fourth quarter ended December 31, 1996, the activities to be reported pursuant to the Supplemental Order are as follows:

1) A description of the marketing activities undertaken during the quarter with a copy of any applicable state regulatory approval of the program under which such activities are conducted and/or any applicable energy tariff.

     During this quarter, the activities consisted of the marketing of energy in the New Hampshire retail competition program.

     There were no applicable state regulatory approvals.


2)  100% of the total revenues is attributable to energy sales.

3)   The income statement and balance sheet are included above.

                         Exhibits

     The following exhibits are filed herewith:


A.1  Certificate of Incorporation of NUSCO Energy Partners, Inc.

A.2  Bylaws of NUSCO Energy Partners, Inc.

                              SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


/s/ John  J. Roman

Vice President and Controller
Northeast Utilities
P.O. Box 270
Hartford, CT 06141-0270
March 31, 1997